

Secretary of State
Articles of Organization
Limited Liability Company (LLC)

LLC-1

2 0 1 9 2 2 7 1 0 0 8 1

FILED Dyy
Secretary of State
State of California

AUG 0 8 2019

Icc

This Space For Office Use Only

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $70.00

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: LLCs may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

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1. Limited Liability Company Name (See Instructions – Must contain an LLC ending such as LLC or L.L.C. "LLC" will be added, if not included.)

ACK Right Endeavors LLC

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2. Business Addresses

a. Initial Street Address of Designated Office In California - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
24 1/2 Northstar Street	Marina del Rey	CA	90292

b. Initial Mailing Address of LLC, if different than item 2a	City (no abbreviations)	State	Zip Code

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3. Service of Process (Must provide either Individual OR Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is not a corporation)	Middle Name	Last Name	Suffix
Zachary		Johnson	

b. Street Address (if agent is not a corporation) - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
24 1/2 Northstar Street	Marina del Rey	CA	90292

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

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4. Management (Select **only** one box)

The LLC will be managed by:
☐ One Manager   ☐ More than One Manager   ☑ All LLC Member(s)

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5. Purpose Statement (Do not alter Purpose Statement)

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

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6. The Information contained herein, including in any attachments, is true and correct.

Organizer sign here

Jeff Goldenhersh
Print your name here



20172171006 3

Secretary of State
Articles of Organization
Limited Liability Company (LLC)

LLC-1

IMPORTANT — Read Instructions before completing this form.

Filing Fee – **$70.00**

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: LLCs may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

FILED
Secretary of State
State of California
JUL 3 1 2017

IPU **This Space For Office Use Only**

1. Limited Liability Company Name (See Instructions – Must contain an LLC ending such as LLC or L.L.C. "LLC" will be added, if not included.)

GreenBox Robotics LLC

2. Business Addresses

a. Initial Street Address of Designated Office in California - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
1640 5th Street, Suite 118	Santa Monica	CA	90401
b. Initial Mailing Address of LLC, **if different than Item 2a**	City (no abbreviations)	State	Zip Code

3. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
Zack		Johnson	

b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
125 Catamaran Street	Marina Del Rey	CA	90292

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

4. Management (Select **only** one box)

The LLC will be managed by:

☐ One Manager ☐ More than One Manager ☑ All LLC Member(s)

5. Purpose Statement (Do not alter Purpose Statement)

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

6. The Information contained herein, including in any attachments, is true and correct.

[signature]
Organizer sign here

Zack Johnson
Print your name here

LLC-1 (REV 04/2017)

2017 California Secretary of State
www.sos.ca.gov/business/be